Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement Nos. 333-166393 on Form S-8 of Westmoreland Coal Company of our report dated June 25, 2012, with respect to the statements of net assets available for benefits of Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan as of December 31, 2011 and 2010, and the statement of changes in net assets available for benefits and the supplemental schedules for the year ended December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan.

/s/ Ehrhardt Keefe Steiner & Hottman
Ehrhardt Keefe Steiner & Hottman

Denver, Colorado
June 25, 2012